CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

SEPTEMBER 30, 2024 AND 2023

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Sol Strategies Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Sol Strategies Inc. (the "Company"), as of September 30, 2024, and 2023, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders' equity, and cash flows for the years ended September 30, 2024, and 2023, and the related notes (collectively referred to as the "financial statements").  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024, and 2023 and the results of its operations and its cash flows for the years ended September 30, 2024, and 2023, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2025.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

June 16, 2025

SOL STRATEGIES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(EXPRESSED IN CANADIAN DOLLARS)

	September 30,	September 30,
	2024	2023

Assets

Current Assets
Cash and cash equivalents (note 4)	$1,808,052	$1,927,280
Receivables and prepaid expenses (note 5)	6,750	117,138
	1,814,802	2,044,418

Cryptocurrencies (note 6)	25,575,512	7,852,418
Investments (note 7)	1,513,331	6,464,119
Other assets (note 8)	-	60,145
Deferred tax asset (note 18)	-	633,145

	$28,903,645	$17,054,245

Liabilities

Current Liabilities
Accounts payable and accrued liabilities (note 9 and 13)	$232,929	$226,476
Income taxes payable (note 18)	1,547,686	-
	1,780,615	226,476
Long-term liabilities
Deferred tax liability (note 18)	399,406	-

	2,180,021	226,476

Shareholders' Equity
Capital stock (note 10)	17,256,668	17,864,782
Reserves	17,297,454	17,669,046
Accumulated other comprehensive income (loss)	2,540,513	(196,846)
Accumulated deficit	(10,371,011)	(18,509,213)

	26,723,624	16,827,769

	$28,903,645	$17,054,245

Nature of operations and going concern (note 1)

Subsequent events (note 20)

SIGNED ON BEHALF OF THE BOARD

(Signed) "Rubsun Ho"	(Signed) "Ungad Chadda"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

SOL STRATEGIES INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30,	2024	2023

Income (loss)
Realized gain on dispositions of cryptocurrencies (note 6)	$7,648,448	$-
Realized gain (loss) on investments (note 7)	1,160,891	(1,178,765)
Unrealized gain (loss) on investments (note 7)	1,064,911	(4,060,250)
Dividend income	322,362	44,068
Staking and validating income (net)	271,245	-
Other income	148,833	159,599
Gain from dissolution of subsidiary after tax (note 15)	76,096	-
Realized (loss) gain on disposition of assets (Note 8)	(21,759)	536,633

	10,671,027	(4,498,715)

Expenses
Share based compensation (notes 11 and 13)	1,320,919	430,945
Consulting fees (note 13)	479,493	424,735
General and administrative	344,096	198,052
Professional fees (note 13)	323,686	270,058
Amortization (note 8)	31,636	70,885
Director fees (note 13)	30,000	69,213
Foreign exchange (gain) loss	(50,725)	346,669

	2,479,105	1,810,557

Income (loss) before taxes	8,191,922	(6,309,272)

Deferred tax expense (recovery) (note 18)	36,572	(26,944)
Provision for income tax (note 18)	1,547,686	-

Income tax expense (recovery)	1,584,258	(26,944)

Net income (loss) for the year	6,607,664	(6,282,328)

Other comprehensive income

Unrealized gain on cryptocurrencies (note 6)	3,733,338	(288,197)
Deferred (tax) recovery on unrealized gain on cryptocurrencies (note 18)	(995,979)	91,351

Total comprehensive income (loss)	$9,345,023	$(6,479,174)

Earnings (loss) per share - basic and diluted	$0.04	$(0.04)

Weighted average number of shares outstanding - basic and diluted	149,187,364	156,073,535

The accompanying notes are an integral part of these consolidated financial statements.

SOL STRATEGIES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(EXPRESSED IN CANADIAN DOLLARS)

				Accumulated
				Other
	Common	Capital		Comprehensive	Retained
	Shares	Stock	Reserves	Income	Deficit	Total

Balance, September 30, 2022	160,070,718	$18,572,547	$17,238,101	$-	$(12,226,885)	$23,583,763

Share based compensation (note 11)	-	-	430,945	-	-	430,945
Purchase of shares for cancellation (note 10)	(8,003,535)	(707,765)	-	-	-	(707,765)
Net loss for the period	-	-	-	-	(6,282,328)	(6,282,328)
Other comprehensive income	-	-	-	(196,846)	-	(196,846)

Balance, September 30, 2023	152,067,183	$17,864,782	$17,669,046	$(196,846)	$(18,509,213)	$16,827,769

Share based compensation (note 11)	-	-	1,320,919	-	-	1,320,919
Options exercised (note 11)	1,709,625	170,963	-	-	-	170,963
Fair value of options exercised (note 11)	-	159,847	(159,847)	-	-	-
Options cancelled and expired (note 11)	-	-	(1,532,664)	-	1,532,664	-
Purchase of shares for cancellation (note 10)	(7,603,343)	(938,924)	-	-	-	(938,924)
Dissolution of subsidiary (note 15)	-	-	-	-	(2,126)	(2,126)
Net income for the period	-	-	-	-	6,607,664	6,607,664
Other comprehensive income	-	-	-	2,737,359	-	2,737,359

Balance, September 30, 2024	146,173,465	$17,256,668	$17,297,454	$2,540,513	$(10,371,011)	$26,723,624

The accompanying notes are an integral part of these consolidated financial statements.

SOL STRATEGIES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN CANADIAN DOLLARS)

Years ended September 30,	2024	2023

Cash and cash equivalents (used in) provided by:

Operating activities
Income (loss) for the period	$6,607,664	$(6,282,328)

Adjustments for:
Realized (gain) loss on cryptocurrencies (note 6)	(7,648,448)	-
Realized (gain) loss on investments (note 7)	(1,160,891)	1,178,765
Unrealized (gain) loss on investments (note 7)	(1,064,911)	4,060,250
Gain from dissolution of subsidiary after tax (note 15)	(76,096)	-
Realized loss (gain) on sale of assets (note 8)	21,759	(536,633)
Stock-based compensation (notes 11 and 13)	1,320,919	430,945
Amortization (note 8)	31,636	70,885
Foreign exchange gain	(3,123)	-
Income received in cryptocurrencies (note 6)	(660,317)	(36,642)
Deferred tax expense (recovery) (note 18)	36,572	(26,944)

Net change in non-cash working capital items:
Receivables and prepaid expenses	110,388	30,472
Treasury management assets	-	60,037
Accounts payable and accrued liabilities	80,433	(81,816)
Income taxes payable (note 18)	1,547,686	-
Cash used in operating activities	(856,729)	(1,133,009)

Financing activities
Exercise of options and warrants (note 11 and 12)	170,963	-
Purchase of shares for cancellation (note 10)	(938,924)	(707,765)
Cash used in financing activities	(767,961)	(707,765)

Investing activities
Purchase of cryptocurrencies (note 6)	(19,690,454)	(8,120,383)
Proceeds from sale of cryptocurrencies (note 6)	14,012,576	19,620
Proceeds from sale of assets (note 8)	6,750	1,174,922
Purchase of investments	-	(9,434,917)
Sale/redemption of investments (note 7)	7,176,590	1,591,591

Cash provided by (used in) investing activities	1,505,462	(14,769,167)

Change in cash and cash equivalents	(119,228)	(16,609,941)

Cash and cash equivalents, beginning of the year	1,927,280	18,537,221

Cash and cash equivalents, end of the year	$1,808,052	$1,927,280

The accompanying notes are an integral part of these consolidated financial statements.

SOL STRATEGIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Years ended September 30, 2024 and 2023

1. NATURE OF OPERATIONS AND GOING CONCERN

Sol Strategies Inc.  (the "Company" or "Sol Strategies") is a publicly listed company incorporated in Canada under the legislation of the Province of Ontario. The registered office of the Company is located at 217 Queen St W #401, Toronto, ON M5V 0R2. Since February 4, 2019, the Company's common shares trade on the Canadian Securities Exchange ("CSE") under the trading symbol "HODL".

The Company is an actively managed crypto investment company. The Company's objective is to invest in crypto companies that drive technological innovation, demonstrate market leadership, achieve real-world adoption, navigate regulatory environments effectively, and form strategic partnerships for sustained growth (the "Investment Objective"). Sol Strategies executes its Investment Objective through three lines of effort: (1) Treasury management - Maintaining a core portfolio of cryptocurrencies for long-term growth, enhanced with risk management strategies to minimize volatility, and generating yield through lending, staking, and liquidity provisioning; (2) Private equity focused on early stage companies in the DeFi and blockchain sectors; and (3) Active investments to generate yield through strategic activities, including Bitcoin mining and stalking and validating Solana. The Company's cryptocurrencies and related investments may be subject to significant fluctuations in value and are subject to risks unique to the asset class and different from traditional financial assets (note 16). Additionally, during the year ended September 30, 2024, certain assets were held in cryptocurrency exchanges or with custodians that are limited in oversight by regulatory authorities.

Basis of Presentation

The consolidated financial statements have been prepared and presented on a going concern basis. The Company has sufficient cash and cash equivalents and other liquid assets to supports its operations for the next twelve months.

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES

Statement of Compliance

The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standard Board ("IASB").

The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the accounting policies. Those areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 3. The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

On June 13, 2025, the Board of Directors approved the consolidated financial statements for the years ended September 30, 2024 and 2023.

Principles of Consolidation

Consolidated financial statements include all entities over which a company has control. For accounting purposes, control is established by an investor when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date control is transferred to a company and are no longer consolidated on the date control ceases.

The financial statements for the year ended September 30, 2023 are consolidated financial statements that include the accounts of the Company and its wholly owned subsidiary located in Netherlands, Khan Resources B.V. ("KRBV"). Intercompany balances and any unrealized gains and losses or income and expenses arising from intercompany transactions are eliminated in preparing the consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

SOL STRATEGIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Years ended September 30, 2024 and 2023

On February 26, 2024 (the "Dissolution Date"), the Netherland chamber of commerce deregistered KRBV from the business registry and dissolved the company. KRBV was a dormant company, it had no revenue except accrued interest on its intercompany loan to the Company. As a result, the financial results of the Company are not consolidated for the year ended September 30, 2024, from the Dissolution Date onwards (see note 15).

Basis of Measurement

The consolidated financial statements have been prepared using on the historical cost basis except for certain financial instruments and cryptocurrencies that are measured at fair value. In addition, the consolidated financial statements have been prepared using the measurement basis specified by IFRS for each type of asset, liability, revenue and expense and the accrual basis of accounting, except for cash flow disclosure.

Functional and Presentation Currency

The functional currency is the currency of the primary economic environment in which the entity operates. The functional currency determinations were conducted through an analysis of the consideration factors identified in International Accounting Standard IAS 21. The functional currency of the parent company Sol Strategies is the Canadian dollar and the functional currency of the wholly owned subsidiary KRBV is the Euro. The presentation currency for the Company is the Canadian dollar.

Foreign currency transactions are translated into the functional currency of the respective entity or division, using the exchange rates prevailing at the dates of the transactions (spot exchange rate). Foreign exchange gains and losses resulting from the settlement of such transactions and from the re-measurement of monetary items denominated in foreign currency at period-end exchange rates are recognized in profit or loss. Non-monetary items that are not re-translated at period end is measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value, which are translated using the exchange rates as at the date when fair value was determined. Gains and losses are recorded in profit or loss.

The results and financial position of entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: (i) assets and liabilities for each statement of financial position presented are translated at the rate of exchange in effect as at the date of the statement of financial position; (ii) income and expense items are translated at the average rates of exchange in effect during the reporting period; and (iii) all resulting exchange differences are recognized in accumulated other comprehensive income (loss).

Cryptocurrencies

The Company's cryptocurrencies are primarily traded in active markets and are purchased to hold as a store of value and for the long term, this is supported by the Company's risk management strategies to reduce volatility, and lending, staking and liquidity provisioning to generate yield. As a result, the Company has determined that its holdings of cryptocurrencies should be accounted for under IAS 38, as the Company is expected to access future economic benefits of its cryptocurrencies through future sale, or by exchanging the cryptocurrency asset for goods or services. The Company has elected to use the revaluation model for its cryptocurrencies, which is to measure the assets at fair value with reference to the principal market on the date of revaluation less any subsequent amortization and impairment losses.

The net Increase in fair value over the initial cost of the cryptocurrencies is recorded in other comprehensive income (loss). The accumulated other comprehensive income is transferred directly to deficit upon de-recognition (i.e., sale or exchange for another cryptocurrency). IAS 38 does not allow the amounts in accumulated other comprehensive income to be transferred to profit or loss. However, if the cryptocurrency's carrying amount is decreased as a result of a revaluation, the decrease shall be recognized in profit and loss. However, IAS 38 permits the decrease to be recognized in other comprehensive income (loss) to the extent of any credit balance in accumulated other comprehensive income in respect of that asset. The decrease recognized in other comprehensive income (loss) reduces the amount accumulated in equity under the heading of accumulated other comprehensive income. The Company has determined that its Bitcoin and Solana cryptocurrency holdings are traded in active markets and based on quoted prices at the end of each reporting period end as of 24:00 UTC.

Cash and Cash Equivalents

This category consists of cash on hand, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash within ninety days of original purchase.

The accompanying notes are an integral part of these consolidated financial statements.

SOL STRATEGIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Years ended September 30, 2024 and 2023

Financial Instruments

Initial recognition and measurement (financial assets and financial liabilities) - The Company initially recognizes financial assets and financial liabilities when it becomes party to the contractual provisions of the financial instrument. Initial measurement of the financial instrument is at fair value, plus for those financial assets and liabilities not classified at fair value through profit or loss ("FVTPL"), directly attributable transaction costs.

Financial assets - subsequent classification and measurement - Financial assets are classified in their entirety including any embedded derivatives. Two criteria are used to determine how financial assets should be classified and measured: (a) the Company's business model for managing the financial assets; and (b) the contractual cash flow characteristics of the financial asset. The Company's financial assets include cash and cash equivalents, treasury management investments, and investments.

Where the contractual cash flow characteristics of financial assets, taken on an instrument-by-instrument basis, give rise, on specified dates, to cash flows that are solely payments of principal and interest then a financial asset is classified as subsequently measured at amortized cost using the effective interest method. This is called the SPPI criterion. A financial asset that does not meet the SPPI criterion is always measured at FVTPL. Cash and cash equivalents are measured at amortized cost.

In addition, at initial recognition, the Company may make an irrevocable election to present in other comprehensive income ("OCI"), subsequent changes in the fair value of an investment in an equity instrument that is neither held for trading nor contingent consideration recognized by an acquirer in a business combination. Such an equity instrument is classified as subsequently measured at fair value through other comprehensive income ("FVOCI"). Gains and losses recognized in OCI are not subsequently transferred to profit or loss, although the Company may determine to transfer the cumulative gain or loss within equity to accumulated deficit. Dividends are still recognized in profit or loss unless they clearly represent a recovery of part of the cost of the investment. Financial assets are classified as fair value through profit or loss when the financial asset is held for trading, or it is designated as fair value through profit or loss. A financial asset is classified as held for trading if: (i) it has been acquired principally for the purpose of selling in the near future; (ii) it is a part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short-term profit taking; or (iii) it is a derivative that is not designated and effective as a hedging instrument. Financial assets classified as fair value through profit or loss are stated at fair value with any gain or loss recognized in the consolidated statements of net loss and comprehensive loss. The net gain or loss recognized incorporates any dividend or interest earned on the financial asset. The Company has classified its investments at fair value through profit or loss. The Company classifies all investments in equity instruments and treasury management investments as FVTPL.

Reclassification - Financial assets are only reclassified between measurement categories, when and only when, the Company's business model for managing those changes. This is a significant event and thus is expected to be uncommon. There were no reclassifications across its measurement categories for the years presented.

Impairment of financial assets - Financial assets are subject to an impairment test at each reporting date. It also includes any off-balance sheet loan commitments and financial guarantees. At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss. For financial assets carried at amortized cost, the loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument's original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized. The Company's only financial assets subject to impairment are due from related party and loans receivable, which are measured at amortized cost. The Company has elected to apply the simplified approach to impairment as permitted by IFRS 9, which requires the expected lifetime loss to be recognized at the time of initial recognition of the receivable. An impairment loss is reversed in subsequent periods if the amount of the expected loss decreases, and the decrease can be objectively related to an event occurring after the initial impairment was recognized.

The expected lifetime loss of a financial asset at amortized cost, is estimated based on the expected credit loss ("ECL").  ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted at an approximation to the asset's original effective interest rate.

Financial liabilities - Financial liabilities are subsequently measured at amortized cost using the effective interest method or FVTPL. Non-derivative financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. The Company's financial liabilities include trade payable and accrued liabilities, which are each measured at amortized cost. All financial liabilities are recognized initially at fair value and in the case of loans and borrowings, net of directly attributable transaction costs.

The accompanying notes are an integral part of these consolidated financial statements.

SOL STRATEGIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Years ended September 30, 2024 and 2023

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate ("EIR") method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. The EIR amortization is included in finance cost, in the consolidated statements of loss and comprehensive loss. Financial liabilities measured at amortized cost include accounts payable and accrued liabilities.

Financial liabilities measured at FVPL are carried at fair value in the consolidated statements of financial position with changes in fair value recognized in the consolidated statement of loss and comprehensive loss. The Company does not have any financial liabilities classified as at FVPL. Financial liabilities include accounts payable and loan payable and are measured at amortized cost.

Derecognition - The Company will derecognize a financial asset when the rights to the cash flows from the financial asset have expired or where the Company has transferred substantially all risks and rewards associated with the financial asset and has relinquished control of the financial asset.

The Company will derecognize a financial liability only when extinguished - i.e., when the obligation specified in the contract is discharged, cancelled or it expires.

Provisions

A provision is recognized on the statement of financial position when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Income Tax

Income tax comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting year, and any adjustment to tax payable in respect of previous years. Deferred taxes are recorded for temporary differences existing at closing date between the tax base value of assets and liabilities and their carrying amount on the consolidated statements of financial position.

Deferred tax assets and liabilities are measured at the expected tax rates for the year during which the asset will be realized, or the liability settled, based on tax rates (and tax regulations) enacted or substantively enacted at year-end. They are reviewed at the end of each year, in line with any changes in applicable tax rates.

Deferred tax assets are recognized for all deductible temporary differences, carry forward of tax losses and unused tax credits, insofar as it is probable that a taxable profit will be available, or when a current tax liability exists, to make use of those deductible temporary differences, tax loss carry forwards and unused tax credits, except where the deferred tax asset associated with the deductible temporary difference is generated by initial recognition of an asset or liability in a transaction which is not a business combination, and which, at the transaction date, does not impact earnings, tax income or loss.

Income

Revenues are earned primarily from the Company's investments and include interest income (recognized as other income), and dividend income. The Company also earns income from staking and validating Solana.

Interest income is recognized at the time persuasive evidence of an agreement exists, the amount is fixed and determinable, and its collection is reasonably assured. These amounts are recognized as other income in the consolidated statements of comprehensive income.

Staking and validating Solana ("SOL") revenue is earned through the delegation of Solana tokens to a validator licensed by the Company to earn staking rewards (the "Rewards"). The Company considers itself the principal in transactions with the blockchain networks, and therefore presents such rewards earned on a gross basis. Each validation is considered a performance obligation. Revenue is recognized over time as rewards are earned and recorded on the blockchain, with the value determined based on the fair value of the Solana tokens at the time of distribution.

The accompanying notes are an integral part of these consolidated financial statements.

SOL STRATEGIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Years ended September 30, 2024 and 2023

Dividends are received from financial assets measured at fair value through profit or loss (FVTPL). Dividends are recognized when the right to receive payment is established.

Leases

The Company was a lessor to unrelated third parties for certain of its intangible assets to provide customers access to the use the asset over a period of one month to up twelve months. The Company does not have any lease related liabilities. The Company sold its intangible assets that generate lease income during the year ended September 30, 2023.

Stock-based Compensation

The Company has a share option plan. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of each tranche is measured using the Black-Scholes option pricing model. Compensation expense is recognized as a charge to profit or loss over the tranche's vesting period by increasing reserves based on the number of awards expected to vest. Any consideration paid on exercise of share options is credited to capital stock. The reserves resulting from stock-based payment is transferred to capital stock when the options are exercised.

For equity settled transactions with non-employees, the Company measures goods or services received at their fair value, unless that fair value cannot be estimated reliably, in which case, the Company measures their value by reference to the fair value of the equity instruments granted.

Capital Stock

Capital stock is classified as equity. Incremental costs directly relating to the issuance of new common shares are shown as a deduction net of tax from the proceeds.

Unit Offerings

The Company accounts for unit offering financing using the relative fair value method. Under this method, the fair values of the shares and share purchase warrants are determined separately and prorated to the actual proceeds received. The fair value of shares is determined using the share price at the issue date. The fair value of share purchase warrants is measured using the Black-Scholes valuation model at the issue date.

Earnings (Loss) per Share

Basic earnings (loss) per share amounts are calculated by dividing net income (loss) for the year by the basic weighted average number of common shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net income (loss) by the weighted average number of shares outstanding during the period plus the weighted average number of diluted shares that would be issued on the conversion of all the dilutive potential ordinary shares into common shares. The options and warrants of the Company are anti-dilutive as of September 30, 2024 and 2023.

Other Assets - Internet Protocol (IP) Addresses and Crypto Mining Equipment

The Company's fixed and intangible assets acquired are measured at cost of acquisition on initial recognition which includes the purchase price and related acquisition costs. Subsequent to initial recognition, fixed and intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. The useful lives of intangible assets are assessed to be either finite or indefinite. Fixed and Intangible assets with finite lives are amortized over their useful economic life and assessed for impairment whenever there is an indication that the fixed or intangible asset may be impaired. The amortization period and the amortization method for the fixed assets and intangible assets with a finite useful life are reviewed at least once at each fiscal year-end. The bitcoin mining equipment acquired by the Company from a third party (note 8) are amortized on a straight-line basis over 5 years from the acquisition date. The Company sold its bitcoin mining assets at the end of the fiscal year ended September 30, 2024 and its intangible assets that generated lease income during the year ended September 30, 2023.

The accompanying notes are an integral part of these consolidated financial statements.

SOL STRATEGIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Years ended September 30, 2024 and 2023

New Accounting Standards

Accounting standards issued but not yet applied

On April 9, 2024, the IASB issued a new standard on presentation and disclosure in financial statements. The key new concepts introduced in IFRS 18 relate to the structure of the statement of profit or loss, required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (that is, management-defined performance measures), and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. IFRS 18 will apply for reporting periods beginning on or after 1 January 2027 and also applies to comparative information.

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in compliance with IFRS requires the Company's management to make certain estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the of the consolidated financial statement, and the reported amounts of revenues and expenses during the period. These estimates are periodically reviewed, and any necessary adjustments are reported in the period in which they become known. Actual results could differ from these estimates due to risks and uncertainties. Significant estimates and assumptions include provisions for future tax, stock based compensation, fair value of the Level 2 and Level 3 investments, and the fair value of treasury management investments. Actual results and outcomes may differ from management's estimates and assumptions due to risks and uncertainties. To the extent that there are material differences between these estimates and actual results, the Company's consolidated financial statements will be affected. The Company based its estimates on historical experience, future cash flows, discount rates, comparable market analysis, and on various other assumptions that are believed to be reasonable; the result of which forms the basis for making judgments about the carrying values of assets and liabilities, as well as reported amounts during the reported periods.

Critical Judgements

Accounting for cryptocurrencies - The Company accounts for its cryptocurrencies as Intangible assets which are recorded at fair value using the revaluation model under IAS 38 with changes in fair value recorded in other comprehensive income. There was significant judgment applied by the Company in making this assessment as accounting for cryptocurrencies depends on the nature of the asset, the use of the asset including the expected timeline or use, and how the asset is held. This judgement included consideration of the operations, strategy, and intent of management. The Company classifies its cryptocurrency holdings as noncurrent and as an intangible asset, based on the Company's overall strategy to hold a portfolio of asset tokens from an approved product list in order to buy/sell to risk-manage long positions. The Company also assessed the industry and what would appropriately reflect the operations of the Company. With the guidance under IFRS, there was significant judgment by management in determining the accounting for cryptocurrencies as well as the classification. As the Company's operations mature together with the industry, the accounting and classification of cryptocurrencies continue to be sources of critical judgment and estimation.

Valuation techniques of certain investments (Level 2 and Level 3) - The fair value of investments is measured using an income or market approach (note 16). The determination of the fair value requires significant judgement by the Company and include the use of the milestone method analysis and other valuation techniques.

Significant Estimates

Valuation of Level 2 and Level 3 investments - The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Company uses its judgement to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. For details of the key assumptions used and the impact of changes to these assumptions see note 16.

The directors have determined that they do not control any, or have significant influence over, of the Company's investments, primarily as in all cases the Company's interest in the equity of these companies are less than 5% and the Company is not exposed, and has no right, to variable returns from these companies.

The accompanying notes are an integral part of these consolidated financial statements.

SOL STRATEGIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Years ended September 30, 2024 and 2023

Property, plant and equipment - Property, plant and equipment and intangible assets (collectively, the "Assets") are capitalized if they are expected to have future economic benefits and are expected to be economically recoverable. Purchased Assets are valued on acquisition using established methodologies and amortized over their estimated useful economic lives, except in those cases where Assets are determined to have indefinite lives, where there is no foreseeable limit over which these Assets would generate net cash flows. The valuations and lives of Assets are based on management's best estimates of future performance and periods over which value from Assets will be derived. Assets are assessed for impairment indicators at each reporting date or earlier if events and circumstances indicate. The Company sold its bitcoin mining assets at the end of the fiscal year ended September 30, 2024. The Company estimates the useful life of Assets to be at least five years based on the expected technical obsolescence of such assets.

4. CASH AND CASH EQUIVALENTS

The balance consists of funds in cash and banks immediately available for use in the Company's operations. There were no restricted balances at September 30, 2024 and September 30, 2023.

	September 30,	September 30,
	2024	2023

Cash in banks	$1,808,052	$1,927,280

	$1,808,052	$1,927,280

5. RECEIVABLES AND PREPAID EXPENSES

The balances are comprised as follows:

	September 30,	September 30,
	2024	2023

Other receivables	$6,750	$-
Prepaid expenses	-	54,477
Harmonized sales tax	-	62,661

	$6,750	$117,138

6. CRYPTOCURRENCIES

Cryptocurrencies are digital assets that are typically part of a decentralized system of recording transactions, new digital assets are issued based on reliance on cryptography to secure its transactions, to control the creation of additional digital assets, and to verify the transfer of assets.

The balance of cryptocurrencies at cost and at market value, is as follows:

	Quantity	Cost (USD) (a)	Cost (CAD) (a)	Market Value
Bitcoin	56.25	$1,684,587	$2,183,891	$4,816,138
Solana	100,763.02	14,580,870	19,977,930	20,759,374
Balance at September 30, 2024		$16,265,457	$22,161,821	$25,575,512

	Quantity	Cost (USD) (a)	Cost (CAD) (a)	Market Value
Bitcoin	215.37	$6,038,069	$8,172,065	$7,852,418
Balance at September 30, 2023		$6,038,069	$8,172,065	$7,852,418

(a) The cost is determined as the historical weighted average cost of the cryptocurrencies acquisitions and disposals.
(b) As at September 30, 2025 all of the Company's Solana was staked to a validator.

The accompanying notes are an integral part of these consolidated financial statements.

SOL STRATEGIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Years ended September 30, 2024 and 2023

The activity of the Company's cryptocurrencies, excluding the Bitcoin posted as collateral at Wintermute and Zerocap, for the years ended September 30, 2024 and 2023 is as follows is as follows:

Balance at September 30, 2022	$3,035

Cash purchases	8,120,383
Cash sales	(19,620)
Investment income received in cryptocurrencies	31,625
Dividend income received in cryptocurrencies	36,642
Change in fair value	(319,647)

Balance at September 30, 2023	$7,852,418

Cash purchases	19,690,454
Cash sales	(2,984,944)
Gain on sales	2,278,025
Staking income	271,245
Investment income received in cryptocurrencies	293,504
Cryptocurrencies posted as collateral	(7,969,119)
Crptocurrency collateral returned	2,407,478
Foreign exchange gain	3,113
Change in fair value	3,733,338

Balance at September 30, 2024	$25,575,512

During the year ended September 30, 2024 the Company resumed its treasury management investment strategy to generate income on its cryptocurrency assets, previously executed during the year ended September 30, 2022. As at the date hereof, the treasury management investment strategy involves selling covered European call options (each, an "Option") on OTC markets. During the year ended September 30, 2024, the Company transferred 50 Bitcoin to each of Zerocap Pty Ltd. ("Zerocap") and Wintermute Trading Ltd. ("Wintermute") to use as collateral. The Company recognizes premium income upon the sale of an Option. In the event the Option expires in-the-money, the Company's underlying Bitcoin used as collateral to sell the Option are sold at the strike price of the Option. There were no Options written during the year ended September 30, 2023. Prior to September 30, 2024, 51.3566 Bitcoin held at Zerocap were sold to hold nil Bitcoin. All cryptocurrencies pledged as collateral were withdrawn from treasury management accounts and there were no open treasury management trades at September 30, 2024.

The activity of the Company's cryptocurrencies posted as collateral during the years ended September 30, 2024 and 2023, is as follows:

Balance at September 30, 2022 and September 30, 2023	$-

Cryptocurrencies posted as collateral	7,969,119
Cryptocurrency collateral returned	(2,407,478)
Investment income received in cryptocurrencies	95,568
Cash sales	(11,027,632)
Gain on sales	5,370,423
Balance at September 30, 2024	$-

The accompanying notes are an integral part of these consolidated financial statements.

SOL STRATEGIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Years ended September 30, 2024 and 2023

7. INVESTMENTS

The Company's investments in equity instruments are classified as FVTPL and are carried at fair value. The detail is as follows:

		September 30,		September 30,
	Quantity	2024	Quantity	2023

Animoca Brands Corporation Limited (a)	909	$442	9,090,909	$5,120,897
Chia Network Inc. (b)	19,860	488,781	19,860	366,932
NGRAVE NV (c)	138,966	196,881	138,966	80,976
Lucy Labs Flagship Offshore Fund SPC (d)	500	827,227	500	-
Streetside Development, LLC (e)	-	-	1,429	122,646
zkSNACKS Limited - Shares (f)	-	-	4,500	772,668

		$1,513,331		$6,464,119

(a) During the year ended September 30, 2023, the Company acquired 9,090,909 shares of Animoca Brands Corporation Limited ("Animoca") at a price of AUD $1.10 ($1.04 CAD) per share, totaling AUD $10,000,000 ($9,434,917 CAD). In the year ending September 30, 2024, the Company sold 9,090,000 of these shares at an average price of AUD $0.84 per share ($0.76 CAD), resulting in net proceeds of AUD $7,670,133 ($6,905,859 CAD). This sale generated a realized gain of $1,785,473 (2023 - $nil), after accounting for accumulated unrealized losses from previous fair value adjustments. As of September 30, 2024, the fair value of the remaining 909 shares was determined to be $442 (2023 - 9,090,909 shares valued at $5,120,897), with the Company recognizing an unrealized loss of $70 (2023 - $4,314,020 unrealized loss on 9,090,909 shares).

(b) During the year ended September 30, 2021, pursuant to the Company's Simple Agreement for Future Equity ("SAFE") investment in Chia Network Inc. ("Chia"), the Company received 19,806 shares of Series B Stock priced at US$15 per share, and the Company also exercised its participation rights and acquired 600 common shares of Chia at a price of US$21.21. As at September 30, 2024, the Company estimated Chia's fair market value per share to be $23.95 (US$17.74), the Company recognized an unrealized gain of $121,849 (2023 - unrealized loss of $2,558) to a value of $488,781 (2023 - $366,932) in the consolidated statements of comprehensive income.

(c) During the year ended September 30, 2022, the Company's convertible loan to NGRAVE NV ("NGRAVE") was converted into common shares of NGRAVE pursuant to its convertible loan agreement which resulted in the Company receiving 138,966 NGRAVE common shares at a deemed price of EUR 0.7936. As at September 30, 2024, the Company estimated the fair value of NGRAVE to be C$196,881 (2023 - $80,976) as at September 30, 2024, the Company recognized an unrealized gain of $115,905 (2023 - unrealized loss $67,443) on its NGRAVE investment in the consolidated statements of comprehensive income.

(d) During the year ended September 30, 2022, the Company invested $636,075 (US$500,000) in Lucy Labs Flagship Offshore Fund Crypto Rising tide portfolio ("Lucy Labs"). On November 11, 2022, FTX Trading Ltd. ("FTX") filed for Chapter 11 bankruptcy protection. FTX was a counterparty of Lucy Labs. Based on correspondence with Lucy Labs, the Company wrote down its investments with Lucy Labs to $nil during the year ended September 30, 2023. During the year ended September 30, 2024, the Company received an offer to sell its rights to the FTX bankruptcy claims from a third party for $827,227 (the "FTX Claims Offer"), and therefore the Company wrote the value of Lucy Labs up to $827,227, recognizing an unrealized gain of $827,227 during the year ended September 30, 2024 (2023 - $707,649).The FTX Claims Offer was consummated subsequent to year end.

(e) During the year ended September 30, 2024, the founders of Streetside Development, LLC ("Streetside") were charged by the United States Department of Justice, and Streetside's operations were shut down. As a result, the Company determined the fair value of its Streetside investment was $nil as at September 30, 2024 (2023 - $122,646) and the Company recognized a realized loss of $122,646 in the financial statements (2023 - unrealized loss of $3,870).

(f) During the year ended September 30, 2024 the Company received 2.01 bitcoin of dividend income valued at $248,213 (2023 - 0.90 bitcoin of dividend income valued at $36,642) from zkSNACKS. Also, during the year, zkSNACKS management decided to cease operations at its conjoin coordination business. As a result, the Company determined the fair value of its zkSNACKS was $nil as at September 30, 2024 (2023 - $772,668) recognizing a realized loss of $772,668 (2023 - unrealized gain of $327,641).

The accompanying notes are an integral part of these consolidated financial statements.

SOL STRATEGIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Years ended September 30, 2024 and 2023

During the year ended September 30, 2022, the Company invested US$1,500,000 ($1,923,658) in three tranches acquiring 14,762.1833 Class B common shares of the AB Digital Strategies Fund (the "Isla Shares") managed by UK FCA-regulated Isla Capital Ltd. ("Isla"). During the year ended September 30, 2023, the Company redeemed its Isla shares for proceeds of $1,591,591, realizing a loss of $471,116 in the consolidated statements of comprehensive income. During the year ended September 30, 2024, Isla sold its right to FTX bankruptcy claims (the "Claims"). As a result, the Company recognized a realized gain of $270,661 for the year ended September 30, 2024 (2023 - a realized loss of $471,116) representing its pro rata share of the proceeds from Isla's sale of the Claims, which were received by the Company during the year ended September 30, 2024.

The activity of investments for the years ended September 30, 2024 and 2023 is as follows:

Balance, September 30, 2022	$3,859,808

Cash purchases	9,434,917
Proceeds from sales (net)	(1,591,591)
Realized loss on sale of investments	(1,178,765)
Net unrealized loss on investments	(4,060,250)

Balance, September 30, 2023	$6,464,119

Proceeds from sales (net)	(7,176,590)
Realized gain on sale of investments	1,160,891
Net unrealized gain on investments	1,064,911

Balance, September 30, 2024	$1,513,331

8. OTHER ASSETS

The balances are comprised as follows:

	September 30, 2024	September 30, 2023

Cryptocurrency mining assets (a)	$-	$60,145
Intangible assets (b)	-	-
Non-current prepaid insurance		-
	$-	$60,145

(a) Cryptocurrency mining assets of $nil (September 30, 2023 - $60,145) due to the disposition of the Company's 25 Bitmain S19J Pro miners (the "Equipment") to a third party for gross proceeds of $6,750, recognizing a loss of $21,759. The Equipment was purchased by the Company during the year ended September 30, 2021 for cash consideration of $376,819 and leased to MineOn LLC, which hosts and operates bitcoin mining machines in Iowa, USA, for clients pursuant to managed mining and profit sharing agreements. The Equipment was amortized on a straight line basis from the date of acquisition over its estimated economic useful life of 5 years. During the year ended, September 30, 2024, the Company recognized amortization expense of $31,636 (2023 - $70,885) for total accumulated amortization of $nil (2023 - $98,035).

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The balances are comprised as follows:

	September 30,	September 30,
	2024	2023

Trade accounts payable	$83,413	$107,025
Accrued liabilities	149,516	119,451
	$232,929	$226,476

The accompanying notes are an integral part of these consolidated financial statements.

SOL STRATEGIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Years ended September 30, 2024 and 2023

10. CAPITAL STOCK

a) AUTHORIZED

Unlimited common shares with a par value of $nil.

b) ISSUED

Common Shares	Shares	Stated Value
Balance at September 30, 2022	160,070,718	$18,572,547
Purchase of shares for cancellation	(8,003,535)	(707,765)
Balance at September 30, 2023	152,067,183	$17,864,782
Purchase of shares for cancellation	(7,603,343)	(938,924)
Exercise of options (note 11)	1,709,625	330,810
Balance at September 30, 2024	146,173,465	$17,256,668

Pursuant to the terms of a normal course issuer bid, during the year ended September 30, 2024, the Company purchased and cancelled 7,603,343 shares (2023 - 8,003,535).

11. STOCK-BASED COMPENSATION

The Company has a stock option plan (the "Plan") in place under which it is authorized to grant options to acquire shares of the Company to directors, officers, consultants, and other key employees of the Company. The number of common shares subject to options granted under the Plan is limited to 10% in the aggregate, of the number of issued and outstanding common shares of the Company at the date of the grant of the option. The exercise price of any option granted under the Plan may not be less than the fair market value of the common shares at the time the option is granted, less any permitted discount. Options issued under the Plan may be exercised during a period determined by the board of directors which cannot exceed five years. The plan does not require any vesting period, and the board of directors may specify a vesting period on a grant by grant basis. As at September 30, 2024, the maximum number of shares issuable pursuant to the Plan was 14,617,347, of which 14,617,346 shares had been granted, leaving 1 share available for issue.

On September 11, 2024, the Company issued 149,971 options for future services to a director and a consultant to buy common shares at an exercise price of $0.145 per common share and expiring on September, 2029. The director was granted 49,971 stock options that vested on the grant date. The consultant was granted 100,000 stock options that vested on December 11, 2024. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $0.145, dividend yield 0%, expected volatility based on historical volatility of 95.6%, a risk free interest rate of 2.75%, and an expected life of 5 years. The estimated fair value of the options on the grant date was estimated at $15,967 of which $7,543 was charged to the statement of income (loss) and comprehensive income (loss) during the year ended September 30, 2024 .

On August 7, 2024, the Company issued 6,900,000 options for future services to a directors and officers to buy common shares at an exercise price of $0.155 per common share and expiring on August 7, 2029. The stock options vested on the grant date. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $0.155, dividend yield 0%, expected volatility based on historical volatility of 95.9%, a risk free interest rate of 3.0%, and an expected life of 5 years. The fair value of the options was estimated at $788,387 which was charged to the statement of income (loss) and comprehensive income (loss) on the grant date.

The accompanying notes are an integral part of these consolidated financial statements.

SOL STRATEGIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Years ended September 30, 2024 and 2023

On July 8, 2024, the Company issued 2,000,000 options for future services to an officer to buy common shares at an exercise price of $0.115 per common share and expiring on August 7, 2029. The stock options vested on the grant date. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $0.115, dividend yield 0%, expected volatility based on historical volatility of 96.0%, a risk free interest rate of 3.46%, and an expected life of 5 years. The fair value of the options was estimated at $170,432 which was charged to statement of income (loss) and comprehensive income (loss) on the grant date.

On July 3, 2024, the Company cancelled 6,900,000 options (the "Cancelled Options") that had previously been granted to directors and officers; 1,500,000 options granted on April 9, 2021 with an exercise price of $0.30 per share, 4,400,000 options granted on July 7, 2021 with an exercise price of $0.165 per share, and 1,000,000 options granted on October 7, 2021 with an exercise price of $0.20 per share. An estimated fair value of $1,273,040 had previously vested in full for the Cancelled Options and was credited to retained earnings upon cancellation (2023 - 4,000,000 options were cancelled, 2,000,000 options granted on July 7, 2021 with an exercise price of $0.165 and 2,000,000 options granted on November 11, 2021 with an exercise price of $0.24).

On July 3, 2024, the Company issued 3,000,000 options for future services to a director and an officer to buy common shares at an exercise price of $0.115 per common share and expiring on July 3, 2029. The stock options vested on the grant date. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $0.115, dividend yield 0%, expected volatility based on historical volatility of 96.0%, a risk free interest rate of 3.57%, and an expected life of 5 years. The fair value of the options was estimated at $255,774 which was charged to the statement of income (loss) and comprehensive income (loss) on the grant date.

During the year ended September 30, 2024, 1,719,875 options that had previously vested expired unexercised; 250,000 options granted December 1, 2020 with an exercise price of $0.10, 1,400,000 option granted on July 7, 2021 with an exercise price of $0.165 and 279,500 options granted on November 21, 2022 with an exercise price of $0.10 (2023 - 900,000 granted on February 13, 2019 with an exercise price of $0.07) and $259,629 was credited to retained earnings for expired options (2023 - $nil).

On November 21, 2022, the Company issued 3,956,500 options for future services to a director and an officer to buy common shares at an exercise price of $0.10 per common share and expiring on November 21, 2027. The stock options vest 25% on each six month anniversary of the grant date, fully vesting on November 21, 2024. The fair value assigned was estimated using the Black-Scholes option pricing model with the following assumptions: share price $0.10, dividend yield 0%, expected volatility based on historical volatility of 161.6%, a risk free interest rate of 3.32%, and an expected life of 5 years. The fair value of the options was estimated at $369,925 on the grant date of which $98,813, representing the pro rata value of options that had vested during the period, was recognized in the consolidated statement of comprehensive income for the year ended September 30, 2024 (2023 - $224,402). During the year ended September 30, 2024, 1,709,625 options were exercised, 209,500 unvested options expired, and 69,875 vested options expired.

As a result of the forgoing, during the year ended September 30, 2024, $1,320,919 was charged to the statement of income (loss) and comprehensive income (loss) for share based compensation (2023 - $430,945) and $1,532,664 was credited to retained earnings for cancelled and expired options (2023 - $nil).

The continuity of outstanding stock options for the year ended September 30, 2024 and 2023, is as follows:

		Weighted		Weighted
		average		average
	September 30,	exercise	September 30,	exercise
	2024	price	2023	price

Beginning balance	13,106,500	$0.18	14,050,000	$0.18
Granted	12,049,971	$0.14	3,956,500	$0.10
Exercised	(1,709,625)	$0.10	-	$0.00
Cancelled	(6,900,000)	$0.20	(4,000,000)	$0.20
Expired	(1,929,500)	$0.15	(900,000)	($0.07)

Ending balance - outstanding	14,617,346	$0.13	13,106,500	$0.16

The accompanying notes are an integral part of these consolidated financial statements.

SOL STRATEGIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Years ended September 30, 2024 and 2023

The detail of outstanding options at September 30, 2024 and 2023 is as follows:

	September 30,		Exercise	September 30,		Exercise
Expiry Date	2024	Exercisable	Price	2023	Exercisable	Price

August 28, 2025	600,000	600,000	$0.100	600,000	600,000	$0.10
December 1, 2025	-	-	-	250,000	250,000	$0.12
April 9, 2026	-	-	-	1,500,000	1,000,000	$0.30
July 7, 2026	-	-	-	5,800,000	3,650,000	$0.17
October 7, 2026	-	-	-	1,000,000	500,000	$0.20
November 21, 2027	1,967,375	1,967,375	$0.100	3,956,500	989,125	$0.10
July 4, 2029	3,000,000	3,000,000	$0.115	-	-	-
July 8, 2029	2,000,000	2,000,000	$0.115	-	-	-
August 7, 2029	6,900,000	6,900,000	$0.155	-	-	-
September 11, 2029	149,971	149,971	$0.145	-	-	-

Ending balance - outstanding	14,617,346	14,617,346	$0.132	13,106,500	6,989,125	$0.16

At September 30, 2024, 14,617,346 options were exercisable at a weighted average price of $0.13 per share (September 30, 2023 - 6,989,125 at $0.16). The weighted average life of the outstanding options is 4.80 years (September 30, 2023 - 1.9 years).

12. WARRANTS

The continuity of outstanding warrants the years ended September 30, 2024 and 2023, is as follows:

		Weighted		Weighted
		average		average
	September 30,	exercise	September 30,	exercise
	2024	price	2023	price

Beginning balance	16,764,707	$0.40	26,698,442	$0.33

Expired	(16,764,707)	-$0.40	(9,933,735)	$0.25

Ending balance	-	$0.00	16,764,707	$0.40

The detail of outstanding warrants at September 30, 2024 and 2023:

	September 30,	September 30,	Exercise
Expiry Date	2024	2023	Price

March 24, 2024	-	14,705,883	$0.395
March 24, 2024	-	2,058,824	$0.425
	-	16,764,707

The weighted average life of the outstanding warrants as at September 30, 2023 was 0.48 years.

The accompanying notes are an integral part of these consolidated financial statements.

SOL STRATEGIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Years ended September 30, 2024 and 2023

13. RELATED PARTY DISCLOSURES

The Company's related parties include its subsidiary, key management personnel and any entity related to key management personnel that has transactions with the Company. Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly.

During the year ended September 30, 2024, the Company paid $105,540 (2023 - $nil) for consulting services provided by a director and officer of the Company. At September 30, 2024, there is $1,209 (2023 - $nil) of accounts payable to this related party.

During the year ended September 30, 2024, the Company paid $87,100 (2023 - $72,000) for consulting services provided by a director and officer of the Company. At September 30, 2024, there is $nil (2023 - $6,000) of accounts payable to this related party.

During the year ended September 30, 2024, the Company paid $96,800 (2023 - $77,502) for consulting services provided by an officer of the Company. At September 30, 2024 there is $nil (2023 - $nil) of accounts payable to this related party.

During the year ended September 30, 2024, the Company paid $111,100 (2023 - $120,000) for consulting services provided by an officer of the Company. At September 30, 2024, there is $9,900 (2023 - $nil) of accounts payable to this related party.

During the year ended September 30, 2024, the Company paid $72,000 (2023 - $72,000) for consulting services provided by a director and officer of the Company. At September 30, 2024, there is $nil (2023 - $nil) of accounts payable to this related party.

During the year ended September 30, 2024, the Company paid $nil (2023 - $5,000) for consulting services provided by a director of the Company. At September 30, 2024, there is $nil of accounts payable to this related party (2023 - $nil).

During the year ended September 30, 2024, $104,160 (2023 - $63,223) was charged for legal services by a firm of which an officer of the Company is a partner. At September 30, 2024, there is $44,050 of accounts payable to this related party (2023 - $3,819).

Key Management Compensation

Key management includes the Chief Executive Officer, Chief Financial Officer, Chief Investment Officer, and directors of the Company.

The compensation payable to current and former key management is shown below:

Years ended September 30,	2024	2023

Consulting fees	$472,540	$346,502
Director fees	30,000	69,213
Stock-based compensation	1,320,919	430,945

	$1,823,459	$846,660

At September 30, 2024, included in accounts payable and accrued liabilities is $55,156 (2023 - $10,295) owed to related parties.

14. CONTINGENT LIABILITIES

Netherlands Preliminary Tax Assessment - On February 15, 2017 the Company received an income tax reassessment from the Netherlands tax authority reassessing the Company's subsidiary KRBV for an amount payable of 3.3 million euros (CAD$5 million). This reassessment was pursuant to management challenging an earlier preliminary assessment for an amount payable by KRBV of 11.4 million euros. The preliminary tax assessment and the reassessment were both issued before KRBV had filed its 2016 tax return and as such are based on incomplete information. The 2016 tax return has since been filed. It is management's opinion that the assessed amount payable of 3.3 million euros (CAD$5 million) continues to be an over assessment. The Netherlands Tax Authority has again issued a preliminary assessment, and the Company has filed a notice of objection to this assessment. The Company believes that the tax collection period of tax debts has expired, however, it is possible that the recovery period for any taxes that could be owed may have been extended. As a result, no provision has been made for this reassessment in these financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

SOL STRATEGIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Years ended September 30, 2024 and 2023

15. DISSOLUTION OF SUBSIDIARY

On February 26, 2024, the Company's wholly owned Netherland's subsidiary, Khan Resources B.V. ("KRBV") was dissolved by the Dutch Chamber of Commerce (the "Dissolution"). As a result, the Company has recognized a gain due to the Dissolution as follows:

Gain on forgiveness of loan from KRBV	$5,112,345
Loss on Dissolution	(5,036,249)

Net gain on Dissolution	$76,096

16. FAIR VALUE

The fair value of the Company's cash and cash equivalents, accounts payable and accrued liabilities are not materially different from the carrying values given the short term nature.

Recurring fair value measurements (financial and non-financial assets)

(i) Fair value hierarchy

The Company records certain financial instruments or assets on a recurring fair value basis as follows:

Recurring fair value measurements - September 30, 2024	Level 1	Level 2	Level 3
Financial assets at fair value through FVTPL
Equity investment	$-	$442	$1,512,889
Non financial assets at fair value through other comprehensive income
Cryptocurrencies	-	25,575,512	-
	$-	$25,575,954	$1,512,889

Recurring fair value measurements - September 30, 2023	Level 1	Level 2	Level 3
Financial assets at fair value through FVTPL
Equity investment	$-	$5,120,897	$1,343,222
Non financial assets at fair value through other comprehensive income
Cryptocurrencies	-	7,852,418	-
	$-	$12,973,315	$1,343,222

The Company defines its fair value hierarchy as follows:

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (e.g., other public markets) is determined using valuation techniques that maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

The accompanying notes are an integral part of these consolidated financial statements.

SOL STRATEGIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Years ended September 30, 2024 and 2023

The Company exercised significant due diligence and judgement and determined that this presence and availability of this market was the most advantageous market and utilized the pricing available in the market as an estimate of the fair value of the investment. In addition, The Company's cryptocurrenciesare classified as Level 2 determined by taking the price from www.coinmarketcap.com as of 24:00 UTC.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

(ii) Valuation techniques used to determine fair values:

Specific valuation techniques used to fair value financial instruments, specifically those that are not quoted in an active market. These are development stage companies, as such the Company utilized a market approach:

a) The use of quoted market prices in active or other public markets

b) The use of most recent transactions of similar instruments

c) Changes in expected technical milestones of the investee

d) Changes in management, strategy, litigation mattes or other internal matters

e) Significant changes in the results of the investee compared with the budget, plan, or milestone

(iii) Transfers between levels 2 and 3

There were no transfers between levels 2 and 3 during the year ended September 30, 2024 and the year ended September 30, 2023.

(iv) Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in the level 3 fair value measurements (see above for valuation techniques adopted):

			Unobservable
Description	Fair Value		Inputs	Range of inputs
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2024
Investments	$1,512,889	$1,343,222	(a) and (b)	N/A

(vi) Valuation processes

The Investment Committee includes a team that performs the valuations of all items required for financial reporting purposes, including level 3 fair values. This team collaborates with the chief financial officer ("CFO") at least once every three months which is in-line with the Company's reporting requirements. The main Level 3 inputs derived and evaluated by the Company's team are the timeline for expected milestones and assessment of the technical matter relating to the technology.

The independent valuators utilized a variety of approaches and assumptions, including but not limited to:

- Income, comparable market multiples, precedent transactions, and cost approach

- Forecast revenue, expenses, and profitability

- Income tax

- Capex

- Discount rates

- Residual value

- Volatility of underlying asset

- Risk free rate of interest

The accompanying notes are an integral part of these consolidated financial statements.

SOL STRATEGIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Years ended September 30, 2024 and 2023

- Value of strategic coin reserves, if any

- Weighting of various valuation approaches

- Timing of liquidity date, if any

The Company performed a sensitivity analysis on the carrying value of its Level 3 assets at September 30, 2024 and noted that a 20% decrease would result in a $302,666 decrease in fair value.

17. FINANCIAL RISK FACTORS

Capital Management

The Company manages and adjusts its capital structure, based on the funds available to the Company, in order to support the investment in cryptocurrencies and blockchain companies. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company's management to sustain future development of the business. The Company considers capital to be its capital stock, warrant, and stock option components of shareholders' equity.

To effectively manage the Company's capital requirements, the management has in place a planning, budgeting, and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company ensures that there are sufficient working capital and planned future capital raises to meet its short-term business requirements, taking into account its anticipated cash flow from operations and its holding of cash and short-term investments.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended September 30, 2024.

Safeguarding of Cryptocurrency Assets

The Company retains two third-party custodians (the "Custodians") to safeguard its cryptocurrency assets; Coinbase Custody Trust Company, LLC ("Coinbase") and Gemini Trust Company, LLC., to hold the Company's Bitcoin and Solana cryptocurrency assets, with Coinbase holding 100% of the Company's Solana, and almost 100% of the Company's Bitcoin, at September 30, 2024. The Custodian is only responsible for holding and safeguarding the Company's cryptocurrency assets and has not appointed a sub-custodian to hold certain cryptocurrency assets.

Coinbase, located at 200 Park Avenue South, Suite 1208, New York, NY 10003, is regulated by the New York Department of Financial Services (NYDFS) and operates as an independently capitalized entity. Coinbase is a fiduciary under § 100 of the New York Banking Law and is licensed to custody its clients' digital assets in trust on their behalf. As a New York state-chartered trust, Coinbase is held to the same fiduciary standards as national banks and is a qualified custodian for purposes of § 206(4)-2(d)(6) of the Advisers Act, commonly called the custody role.

Sol Strategies is not aware of anything with regards to the Coinbase's operations that would adversely affect the Company's operations and there are no known security breaches or other similar incidents involving the custodian as a result of which the Company's cryptocurrency assets have been lost or stolen. Coinbase held 100% of the Company's bitcoin holdings and carries an annually renewed commercial crime policy, with Coinbase Global Inc., Coinbase's parent company, as the named insured. In the event of a bankruptcy or insolvency Sol Strategies will enforce its rights under the Custodial Services Agreement through Arbitration under the laws of the State of New York, and will be in contact with Coinbase's Regulator, the New York State Department of Financial Services, as well as Coinbase's named insurer.

The due diligence Sol Strategies performed on Coinbase included confirmation that an annual SOC 1 audit report pertaining to internal controls over financial reporting, as well as an annual SOC 2 audit report pertaining to controls related to operations and compliance were completed by Coinbase, a review of negative news related to Coinbase, and a review of online training and tutorials offered by Coinbase.

The accompanying notes are an integral part of these consolidated financial statements.

SOL STRATEGIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Years ended September 30, 2024 and 2023

The Company utilizes the third-party trading platform, Wintermute Asia Pte. Ltd. ("Wintermute") as an OTC desk for derivatives. Wintermute Trading Ltd (registered company number 10882520) and Wintermute Asia Pte. Ltd. (registered company number 202108542H) are proprietary trading firms providing liquidity in various crypto assets and, in the case of Wintermute Asia Pte. Ltd, certain derivatives referencing crypto assets. Wintermute Trading Limited is registered with the Financial Conduct Authority ("FCA") as a Cryptoasset firm and complies with the Money Laundering, Terrorist Financing and Transfer for Funds (Information on the Payer) Regulations 2017 as amended. The Company uses Wintermute for is OTC derivative trading desk. The Company is not aware of anything with regards to Wintermute's operations that would adversely affect the Company's operations. Wintermute is not related to the Company.

The Company utilizes the third-party trading platform, Zerocap Pty Ltd ("Zerocap") as an OTC desk for derivatives. Zerocap (registered company number 100635539) is a proprietary trading firm providing liquidity in various crypto assets and certain derivatives referencing crypto assets. Zerocap is registered with the Australian Transaction Reports and Analysis Centre ("AUSTRAC") as a Digital Currency Exchange ("DCE") and complies with the Money Laundering, Terrorist Financing and Transfer for Funds (Information on the Payer) Regulations. The Company uses Zerocap for is OTC derivative trading desk. The Company is not aware of anything with regards to Zerocap's operations that would adversely affectthe Company's operations. Zerocap is not related to the Company.

Risk Disclosures

Exposure to credit, interest rate, cryptocurrency and currency related risks arises in the normal course of the Company's business.

Credit Risk

Credit risk is the risk that a counterparty to a financial instrument will fail to discharge an obligation or commitment that it has entered into, causing the other party to incur a financial loss. The Company limits its credit risk by placing its cash with high credit quality financial institutions and with cryptocurrency exchanges on which the Company has performed internal due diligence procedures. The Company deems these procedures necessary as some exchanges are unregulated and not subject to regulatory oversight. Furthermore, cryptocurrency exchanges engage in the practice of commingling their clients' assets in exchange wallets. When crypto assets are commingled, transactions are not recorded on the applicable blockchain ledger but are only recorded by the exchange. Therefore, there is risk around the occurrence of transactions, or the existence of period end balances represented by exchanges.

As at September 30, 2024, the Company holds $1,808,052 in cash and cash equivalents at high credit quality financial institutions (September 30, 2023 - $1,927,280). The Company's due diligence procedures around exchanges and custodians utilized throughout the period include, but are not limited to, internal control procedures around on-boarding new exchanges or custodians which includes review of the exchanges or custodians anti-money laundering ("AML") and know-your-client ("KYC") policies by the Company's chief investment officer, constant review of market information specifically regarding the exchanges or custodians security and solvency risk, setting balance limits for each exchange account based on risk exposure thresholds and preparing weekly asset management reports to ensure limits are being followed and having a fail-over plan to move cash and cryptocurrencies held on an exchange or with a custodian in instances where risk exposure significantly changes.

There is no significant credit risk with respect of receivables.

Interest Rate Risk

The Company has no exposure to interest rate risk since there are no outstanding debts or other payables subject to interest charges at the end of the reported periods.

The accompanying notes are an integral part of these consolidated financial statements.

SOL STRATEGIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Years ended September 30, 2024 and 2023

Cryptocurrencies Risk

Cryptocurrencies are measured at fair value less cost to sell. Cryptocurrency prices are affected by various forces including global supply and demand, interest rates, exchanges rates, inflation or deflation and political and economic conditions. Further, cryptocurrencies have no underlying backing or contracts to enforce recovery of invested amounts. The profitability of the Company is related to the current and future market price of cryptocurrencies; in addition, the Company may not be able to liquidate its cryptocurrencies at its desired price if necessary. Investing in cryptocurrencies is speculative, prices are volatile, and market movements are difficult to predict. Supply and demand for such currencies change rapidly and are affected by a variety of factors, including regulation and general economic trends.

Cryptocurrencies have a limited history; their fair values have historically been volatile, and the value of cryptocurrencies held by the Company could decline rapidly. A decline in the market prices of cryptocurrencies could negatively impact the Company's future operations. Historical performance of cryptocurrencies is not indicative of their future performance.

Many cryptocurrency networks are online end-user-to-end-user networks that host a public transaction ledger (blockchain) and the source code that comprises the basis for the cryptographic and algorithmic protocols  governing such networks. In many cryptocurrency transactions, the recipient or the buyer must provide its public key, which serves as an address for a digital wallet, to the seller. In the data packets distributed from cryptocurrency software programs to confirm transaction activity, each party to the transaction user must sign transactions with a data code derived from entering the private key into a hashing algorithm, which signature serves as validation that the transaction has been authorized by the owner of the cryptocurrency. This process is vulnerable to hacking and malware and could lead to theft of the Company's digital wallets and the loss of the Company's cryptocurrency.

Cryptocurrencies are loosely regulated and there is no central marketplace for exchange. Supply is determined by a computer code, not a central bank. Additionally, exchanges may suffer from operational issues, such as delayed execution, which could have an adverse effect on the Company.

The cryptocurrency exchanges on which the Company may trade on are relatively new and, in many cases, largely unregulated, and therefore may be more exposed to fraud and failure than regulated exchanges for other assets. Any financial, security, or operational difficulties experienced by such exchanges may result in an inability of the Company to recover money or cryptocurrencies being held on the exchange. Further, the Company may be unable to recover cryptocurrencies awaiting transmission into or out of the exchange, all of which could adversely affect an investment of the Company. Additionally, to the extent that the digital asset exchanges representing a substantial portion of the volume in digital asset trading are involved in fraud or experience security failures or other operational issues, such digital asset exchanges' failures may result in loss or less favorable prices of cryptocurrencies, or may adversely affect the Company, its operations, and its investments.

Furthermore, crypto-exchanges engage in commingling their client's assets in exchange wallets. When crypto-assets are commingled transactions are not recorded on the applicable blockchain ledger but are only recorded by the exchange. Therefore, there is a risk around the occurrence of transactions or existence of period end balances represented by exchanges.

Loss of access risk

The loss of access to the private keys associated with the Company's cryptocurrency holdings may be irreversible and could adversely affect an investment. Cryptocurrencies are controllable only by an individual that posses both the unique public key and private key or keys relating to the "digital wallet" in which the cryptocurrency is held. To the extent a private key is lost, destroyed, or otherwise compromised and no backup is accessible the Company may be unable to access the cryptocurrency.

Irrevocability of transactions

Cryptocurrency transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies may be irretrievable. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer or theft generally will not be reversible, and the Company may not be capable of seeking compensation.

The accompanying notes are an integral part of these consolidated financial statements.

SOL STRATEGIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Years ended September 30, 2024 and 2023

Hard fork and air drop risks

Hard forks may occur for a variety of reasons including, but not limited to, disputes over proposed changes to the protocol, significant security breach, or an unanticipated software flaw in the multiple versions of otherwise compatible software. In the event of a hard fork in a cryptocurrency held by the Company, it is expected that the Company would hold an equivalent amount of the old and new cryptocurrency following the hard fork.

Air drops occur when the promoters of a new cryptocurrency send amounts of the new cryptocurrency to holders of another cryptocurrency that they will be able to claim a certain amount of the new cryptocurrency for free.

The Company may not be able to realize the economic benefit of a hard fork or air drop, either immediately or ever, for various reasons. For instance, the Company may not have any systems in place to monitor or participate in hard forks or airdrops.

Market Risk

Market risk is the risk that the value of financial instruments will fluctuate as a result of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether caused by factors specific to an individual investment, its issuer, or all factors affecting all instruments traded in a market or market segment. All investments present a risk of loss of capital. The maximum risk resulting from financial instruments is equivalent to their fair value. The Company's investments are susceptible to other market risk arising from uncertainties about future prices of the instruments. The Company moderates this risk through the various investment strategies within the parameters of the Company's investment guidelines.

As at September 30, 2024, management's estimate of the effect on equity to a +/- 10% change in the market prices of the Company's investments, with all other variables held constant, is $252,433 (September 30, 2023 - $646,412).

Foreign Currency Risk

The Company is exposed to foreign currency risk on financial assets and liabilities that are denominated in a currency other than the Canadian dollar. The currencies giving rise to this risk are primarily the U.S. dollar, Australian dollar, and the Euro, the balance of net monetary assets in such currencies as of September 30, 2024 is $1,762,619 (September 30, 2023 - $1,669,621). Sensitivity to a plus or minus 10% change in the foreign exchange rates would result in a foreign exchange gain/loss of $176,262 (September 30, 2023 - $166,962).

Liquidity Risk

The Company is exposed to liquidity risk primarily as a result of its trade accounts payable as well as the risk of not being able to liquidate assets at reasonable prices. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2024, the Company had cash and cash equivalents balance of $1,808,052 (September 30, 2023 - $1,927,280) to settle accounts payable and accrued liabilities of $232,929 (September 30, 2023 - $226,476). All of the Company's trade accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms.

The accompanying notes are an integral part of these consolidated financial statements.

SOL STRATEGIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Years ended September 30, 2024 and 2023

18. INCOME TAX

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

Years ended September 30	2024	2023
Income (loss) before income taxes	$8,191,922	$(6,309,272)
Expected income tax expense (recovery)	2,170,857	(1,671,959)
Permanent differences	(250,237)	1,556,368
Share issue costs and other	(50,134)	(50,134)
Non-capital loss deferred (utilized)	(322,800)	165,725
Change in unrecognized deductible temporary differences	36,572	(26,944)
Total income tax recovery reported in the statements of comprehensive income	$1,584,258	$(26,944)
Current income tax recovery	1,547,686	-
Deferred income tax recovery	36,572	(26,944)

Income taxes related to items recognized in other comprehensive income are as follows:

Years ended September 30	2024	2023
Current income tax
Unrealized gain (loss) on cryptocurrencies	995,979	(91,351)
Income tax expense (recovery)	$995,979	$(91,351)

The change for the year in the Company's net deferred tax liability is as follows:

Years ended September 30	2024	2023
Deferred tax assets (liabilities)
Share issue costs	$49,511	$99,645
Investments	(5,770)	1,114,518
Cryptocurrencies	(904,628)	91,351
Other assets	(109,608)	(1,958)
Allowable capital losses	565,319	121,307
Non-capital losses available for future period	-	489,800
	(405,176)	1,914,663
Unrecognized deferred tax assets	$5,770	$(1,281,518)
Net deferred tax liabilities	$(399,406)	$633,145

The change for the year in the Company's net deferred tax liability is as follows:

Years ended September 30	2024	2023
Balance, beginning of year	$633,145	$514,850
Deferred tax recovery recognized in net income	(36,572)	26,944
Deferred tax expense recognized in other comprehensive income	(995,979)	91,351
Income tax recovery (expense)	$(399,406)	$633,145

The accompanying notes are an integral part of these consolidated financial statements.

SOL STRATEGIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Years ended September 30, 2024 and 2023

The significant components of the Company's temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

		Expiry Date		Expiry Date
	2024	Range	2023	Range
Temporary Difference
Investments	(5,770)	No expiry date	1,114,518	No expiry date
Netherlands	-	n/a	167,000	2024 - 2026

19. SEGMENTED INFORMATION

The Company operates in one reportable operating segment being investment in cryptocurrencies and blockchain technology.

20. SUBSEQUENT EVENTS

On October 22, 2024, the Company announced that it has entered into a $10 million unsecured, revolving demand credit facility credit facility with Antanas Guoga, the Company's Chairman and director.

On November 25, 2024, acquired four blockchain validators (the "Validators") and certain assets related to the Validators from Cogent Crypto (the "Cogent Asset Acquisition") to total consideration of (i) USD $1,000,000 in cash on Closing, (ii) 1,162,000 common shares of the Company on Closing at a price of CAD $1.20 per common share, and (iii) issue 18,592,000 common shares over a period of three years from Closing on specific dates prescribed in the definitive agreement.

On December 31, 2024, the Company acquired three blockchain validators and certain assets related to the validators from Orangefin Ventures LLC ("Orangefin"), a blockchain infrastructure company specializing in validator operations and staking services (the "Acquisition") for consideration of USDC$750,000 ($1,076,250) on closing of the Acquisition, (ii) 503,621 common shares at a value of $2.14 per share on closing of the Acquisition, and (iii) will issue US$5,000,000 ($7,175,000) in additional common shares (valued at the trading price per Common Share at the time of issuance) in six equal tranches every six months over a period of three years from the Acquisition date.

On January 7, 2025, the Company announced that it had entered into an agreement to increase the $10 million unsecured, revolving demand credit facility credit facility with Antanas Guoga, the Company's Chairman and director, announced on October 22, 2024, to $25 million.

On January 16, 2025, the Company closed a private placement financing of CAD $27.5 million (the "Private Placement") of convertible debenture units (each a "CD Unit") with ParaFi Capital. Each CD Unit consists of one debenture ("Debenture") with a principal amount of CAD $1,000, and 400 warrants. Interest on the Debentures accrues at a rate of 2.5% per annum, payable semi-annually in cash or common shares of the Company, and the Debentures are convertible at any time into common shares of the Company at CAD $2.50 per common share. Each warrant entitles the holder to purchase one (1) common share of the Company at an exercise price of CAD $2.50 per common share, exercisable at any time on or before the five-year anniversary of the closing of the Private Placement. The debentures are redeemable in cash after the three-year anniversary of the closing of the Private Placement at 112% of the principal value, plus accrued and unpaid interest. As at the date hereof, 3,618,668 warrants have been exercised into common shares of the Company.

On January 24, 2025, the Company closed a private placement financing of CAD $2.5 million (the "Private Placement") of convertible debenture units (each a "CD Unit"). Each CD Unit consists of one debenture ("Debenture") with a principal amount of CAD $1,000, and 214 warrants. Interest on the Debentures accrues at a rate of 2.5% per annum, payable semi-annually in cash or common shares of the Company, and the Debentures are convertible at any time into common shares of the Company at CAD $4.66 per common share. Each warrant entitles the holder to purchase one (1) common share of the Company at an exercise price of CAD $ 4.66 per common share, exercisable at any time on or before the five-year anniversary of the closing of the Private Placement. The debentures are redeemable in cash after the three-year anniversary of the closing of the Private Placement at 112% of the principal value, plus accrued and unpaid interest.

The accompanying notes are an integral part of these consolidated financial statements.

SOL STRATEGIES INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN CANADIAN DOLLARS) Years ended September 30, 2024 and 2023

On March 17, 2025, the Company completed the acquisition of three validators, including the Laine validator, as well as stakewiz.com, for consideration of $5 million in cash on closing, 5 million common shares of Sol Strategies issued at closing at a price of $3.00 per share, 5 million common shares to be issued on March 17, 2026, at a price of $3.00 per share, 4.5 million common share purchase warrants (the "Warrants"), each exercisable into one common share at an exercise price of $2.98 per Common Share, vesting monthly over a 36-month period, each Warrant exercisable for a period of 3 years from vesting

On April 23, 2025, the Company announced that it has entered into an agreement for the issuance of a convertible note (the "Notes") facility of up to USD $500 million (the "Facility") with ATW Partners (the "Investor"). Pursuant to the Facility, the Company will issue Notes in the aggregate principal amount of USD $20 million as its first tranche (the "Initial Closing"), with additional capacity of up to USD $480 million available in subsequent drawdowns, subject to certain conditions. On May 1, 2025, the Company closed on the first tranche of US$20 million, of which, as at the date hereof, USD $2,535,000 of principal has been converted into 1,057,479 common shares of the Company.

On May 27, 2025, the Company announced that it had filed a preliminary short form base shelf prospectus (the "Preliminary Shelf Prospectus") with securities regulators in each of the provinces and territories of Canada to raise up to US$1,000,000,000. Upon the filing and receipt of a final base shelf prospectus, the Company will be permitted to make offerings of common shares (including through "at-the-market" offerings), warrants, subscription receipts, units, debt securities, or any combination thereof for up to a maximum amount prescribed in the final base shelf prospectus and over the period which the base shelf prospectus is effective.

On June 6, 2025, the Company issued 3,098,667 common shares pursuant to the Cogent Asset Acquisition.

From October 1, 2024 to the date hereof, 10,438,346 stock options have been exercised into common shares of the Company.

The accompanying notes are an integral part of these consolidated financial statements.